Exhibit 21.1

              RYAN'S FAMILY STEAK HOUSES, INC.

                 SUBSIDIARIES OF THE COMPANY

                    AS OF JANUARY 1, 2003


                      Jurisdiction of % Owned by Company
Name of Subsidiary      Organization  (or Subsidiaries)

1.Big R Procurement
  Company, LLC              DE              100%

2.Ryan's Family Steak
  Houses East, Inc.         DE              100%

3.Ryan's Properties, Inc.   DE              100%

4.Rymark Holdings, Inc.     DE              100%